August 31, 2005

Mail Stop 4561

Mr. Tobin V. Levy
Managing Director and Chief Financial Officer
Goldman Sachs Hedge Fund Partners II, LLC
701 Mount Lucas Road
Princeton, New Jersey  08450

Re:      Goldman Sachs Hedge Fund Partners II, LLC
            Form 10-12G/A
      Filed on July 26, 2005
            File Number 000-51289

Dear Mr. Levy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1
1. We note your response to comment number 2. Please revise to include your response as part of the amended Form 10-12G.
2. We note your response to comment number 2. Provide us with copies of any selling materials used in marketing the fund to accredited investors.

Substantial Redemptions Could Have a Material Adverse Effect on the..., page 53
3. We note your response to comment number 3. We see that you have substantial redemptions but do not state that liquidating such a large amount might cause selling at a very low price. Please revise your disclosure accordingly.

Fees and Expenses, page 22
4. Confirm the staff`s understanding that the net return results include all fees paid to the Managing Member and expenses incurred by the fund, including fees paid to Advisors or other fees incurred as part of the investment of fund assets.
5. Please confirm the staff`s understanding that the management fee paid to the Managing Member will be charged to members who are redeeming part of all of their membership interests prior to releasing those funds.
Management`s Discussion and Analysis, page 81
6. We note your response to comment number 4. The discussion for the interest expense and incentive allocation does not provide a reason for the decrease in interest expense and incentive allocation in the first quarter of 2005. Similarly the change in the management fee results from a fluctuation in the net assets, yet does not explain why the net assets fluctuated. Please revise to explain the reasons underlying the changes in expenses.

7. We note your response to comment number 5; however, we did not see responsive disclosure on page 53 or a description on page 101.
Please revise accordingly.

Quantitative and Qualitative Measurement of Market Risk, page 106
8. We note your response to prior comment 7. Revise this section to state specifically that you are not able to track the impact of the relevant risks: credit risk, interest rate risk and market volatility risk. Also, please advise the staff whether the managing member is provided with information regarding either aggregate holdings or risk profiles of the investment companies in which it invests the assets of this and other funds.

       As appropriate, please amend your filing and respond to
these
comments and tell us when you will provide us with a response.
You
may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and
added sections as underlining.   Please furnish a cover letter
with
your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

            You may contact Joyce Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  Please contact Timothy Geishecker at (202) 551-
3422
or me at (202) 551-3419 with any other questions.

      Sincerely,


      Christian Windsor
      Special Counsel
cc:  	Kenneth I. Rosh, Esq.
	Paul Tropp, Esq.
      Fried, Frank, Harris, Shriver & Jacobson LLP
      One New York Plaza
      New York, NY 10004